NORFOLK SOUTHERN CORPORATION

Three Commercial Place

Norfolk, Virginia 23510-2191

                                                                                                                        June 10, 2008

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:      Norfolk Southern Corporation

Registration Statement on Form S-4 (File No. 333-151080)

Ladies and Gentlemen:

            Norfolk Southern Corporation, a Virginia corporation (the "Registrant"), the obligor under its 5.75% Senior Notes due 2018 CUSIPs 655844 AY 4 and U65584 AA 9 (the "Restricted Bonds"), is registering an exchange offer (the "Exchange Offer") pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission (the "Staff") enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).  The Registrant represents as follows:

a.         The Registrant has not entered into any arrangement or understanding with any person to distribute the 5.75% Senior Notes due 2018 (the "Exchange Bonds") to be received in the Exchange Offer and, to the best of the Registrant's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Bonds in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Bonds to be received in the Exchange Offer.

            b.         In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Bonds to be acquired in the applicable Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with any secondary resale transaction.

c.         The Registrant acknowledges that such a secondary resale transaction by such person participating in either Exchange Offer for the purpose of distributing the applicable Exchange Bonds should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d.         The Registrant will make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Restricted Bonds acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Bonds in exchange for such Restricted Bonds pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Bonds.

e.         The Registrant will include in the Exchange Offer prospectus the following additional provisions:

(i)     If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Bonds.

(ii)    If the exchange offeree is a broker-dealer holding Restricted Bonds acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Bonds received in respect of such Restricted Bonds pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.
                                                                                                                        Very truly yours,

                                                                        NORFOLK SOUTHERN CORPORATION

                                                                        By: /s/ William A. Galanko

                                                                        Name:  William A.Galanko

                                                                        Title:  Vice President - Law